

02001405

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JAN 22 2002
167

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

Thomson multimedia

46 quai A. Le Gallo
92648 Boulogne Cedex

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

(If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ________)


JAN 24 2002
THOMSON
FINANCIAL

Enclosure :

1. THOMSON multimedia expands broadband video entertainment solutions for service providers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Thomson multimedia S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 17, 2002

THOMSON MULTIMEDIA S.A.



By : **Frank E. Dangeard**
Senior Executive Vice President


THOMSON MULTI MEDIA


intertainer

THOMSON MULTIMEDIA EXPANDS BROADBAND VIDEO ENTERTAINMENT SOLUTIONS FOR SERVICE PROVIDERS

Thomson Announces Alliance with Intertainer to Offer Content and Media Delivery System

Paris, January 16, 2002 – Thomson multimedia (Paris Euroclear: 18453) (NYSE: TMS), a leading provider of home entertainment products and services, announced today an alliance with Intertainer, Inc., a leading video-on demand service, complementing Thomson's broadband solutions targeted toward service providers.

Over the past two months, Thomson has demonstrated the capability of delivering high quality video and entertainment services over an open standards broadband network. On December 18, jointly with Alcatel, Thomson demonstrated broadband video entertainment content being delivered over an enhanced MPEG-2 format through a simple DSL telephone line.

With the Intertainer service, Thomson adds a complementary offering to its broadband solution with the ability to deliver high quality content at lower bit rates utilizing the Windows Media format, enabling access to millions of DSL and cable users world-wide.

"Today's announcement marks another significant step toward Thomson's end-to-end broadband solution by incorporating Intertainer's content and media delivery system," said Thomson's Enrique Rodriguez, Executive Vice President, Broadband Access Products (BAP) Worldwide. "The Intertainer/Thomson alliance allows Thomson the ability to offer broadband service providers new business opportunities in digital entertainment over multiple delivery formats."

The Intertainer library features more than 70,000 hours of content, including films from major Hollywood studios and a variety of television and music programming from more than 70 premium content providers. Intertainer content partners include Universal Pictures, Warner Bros., Dreamworks SKG,

Artisan Entertainment, NBC, A&E Television Networks, Discovery Channel, EMI Music, ESPN, PBS, Warner Music Group and numerous others.

The broadband portfolio agreement with Intertainer completes Thomson's initiative for end-to-end solutions to deliver entertainment content to the home. Other elements include:

- In conjunction with Intertainer's patented Digital Entertainment Service Platform, Thomson plans to leverage the capabilities of its Digital Media Solutions division and Technicolor, a Thomson business and leader in the digital media chain. Technicolor is ideally positioned as a preferred supplier of digital asset management and digital content preparation services.

- Thomson's venture with Alcatel, Nextream, would serve as preferred supplier of multimedia video head-ends, encoders and integration services.

- Thomson Broadband Access Products group will support the initiative in the development of a set-top gateway product that accepts entertainment services and Internet-delivered programming and displays that content on TV monitors. The set-top will deliver Intertainer and MSN content along with advanced video, audio and data services, all utilizing Microsoft's latest generation of Windows Media audio, video, and digital rights management technologies. Thomson will serve initially as exclusive supplier of the new set-top product.

The Thomson set-top device will give consumers instant access to Intertainer's library featuring thousands of Hollywood films, TV shows and music videos. The set-top product will be capable of providing digital quality picture performance, e-mail, Internet access and other entertainment services.

###

This press release contains forward-looking statements regarding prospects for the future that involve a number of risks and uncertainties. Among the factors that could cause actual income to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors such as pricing and marketing efforts of rival companies; timing of product introductions; ability of contract manufacturers to meet product price objectives and delivery schedules; legislative, regulatory, and industry initiatives that may affect planned or actual product features and marketing methods; and the pace and success of product research and development. For more information on the potential factors that could affect the company's financial income, please review the relevant SEC filings.

About Thomson multimedia
With sales of 9.1 billion Euros (U.S. $ 8.3 billion) in 2000 and 73,000 employees in more than 30 countries, Thomson multimedia (Paris Euroclear: 18453) (NYSE: TMS), provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA and TECHNICOLOR brand names. For more information: www.thomson-multimedia.com.

Press Relations

Marc Meyer Tel: 331.41.86.5003 (France) meyerm@thmulti.com
Dave Arland Tel: (317) 587-4450 (United States) ArlandD@tce.com

Investor Relations

Stéphane Rougeot Tel: 331.41.86.5297 rougeots@thmulti.com

About Intertainer

Using its flexible, interoperable Digital Entertainment Service Platform™, Intertainer (www.intertainer.tv) delivers the largest selection of movies, music videos, television and shopping on-demand instantly to your PC or TV. The service is delivered over digital cable and broadband systems and features content from unprecedented partner relationships including Universal Pictures, Warner Bros., DreamWorks SKG, A&E Networks, NBC, Discovery, ESPN, Pearson Television, Warner Music, EMI Music and many others. Enhanced TV functionality, interactive advertising, e-commerce opportunities and personalization features round out the Digital Entertainment Service Platform offering and the Intertainer experience. Strategic partners include Comcast, Intel, Microsoft, NBC, Qwest and Sony.

Contact: Louise Rasho, 310-895-2112, lrasho@intertainer.com